Bennett Jones LLP

4500 Bankers Hall East, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 4K7
Tel: 403.298.3100 Fax: 403.265.7219
www.bennettjones.com

RECEIVED
2009 APR 28 A 10:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kahlan Mills
Direct Line: 403.298.2072
e-maile-mail: millsk@bennettjones.com
Our File No.: 44609-8

[redacted]

09045977

April 27, 2009

DELIVERED BY COURIER

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of the public disclosure documents of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page.

We ask that you kindly confirm receipt of these materials by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

for: Kahlan Mills

KM/sg
Enclosures

cc: Mark Paslawski, General Counsel – Calfrac Well Services Ltd.

4/28

SCHEDULE

Press Releases

1. Code of conduct, date of filing April 1, 2009.
2. Notice of meeting - English, dated of filing April 8, 2009.
3. Management information circular - English, date of filing April 8, 2009.
4. Form of proxy - English, date of filing April 8, 2009.

CALFRAC WELL SERVICES LTD.	BUSINESS PRACTICE STATEMENTS	Master Index Section: Corporate Governance	
Code of Business Conduct			Reference No: GOV-Po-004 Rev 2
Document Owner: Douglas R. Ramsay, President & CEO	Approved by: Board of Directors	Previous Rev. Date: September 1, 2007	Current Revision Date: September 23, 2008

1.0 PURPOSE AND SCOPE

The purpose of this Code of Business Conduct (the "Code") is to outline the fundamental principles to which all directors, officers, employees and contractors of Calfrac Well Services Ltd. and its subsidiaries ("Calfrac" or the "Company") are expected to adhere in the conduct of the Company's business. The fundamental principles of appropriate business conduct adopted in the Code are consistent with the core values and management philosophy of Calfrac and are to be pursued by all directors, officers, employees and contractors of the Company.

Individual directors, officers, employees and contractors each play an important part in shaping the Company's corporate integrity as such individuals represent the Company in its dealings with others. The fundamental principles of the Code of Business Conduct are designed to deter unlawful activity and misconduct, and to promote the following:

- Compliance with applicable governmental laws, rules and regulations;
- Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships and the confidentiality of information;
- Full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, government authorities or stock exchanges, and in other public communications made by the Company;
- Commitment to the environment, and to the health and safety of the public and all employees and contractors of the Company; and
- Excellent employee relations, including the commitment of the Company to providing an environment that is without discrimination or harassment.

The procedures described herein are designed to encourage vigilance in monitoring compliance with the Code and to promote accountability through a formal certification process, as well as providing a structured process for dealing with exceptions to the Code. The Code also provides a framework for prompt internal reporting of violations of the Code to either senior management or the Chair of the Audit Committee.

This *Business Practice Statement* covers each division (i.e. operating or administrative unit) of Calfrac Well Services Ltd. ("Calfrac" or the "Company"), including its subsidiaries.

2.0 POLICY

All directors, officers, employees and contractors of Calfrac are expected to abide by the Code, as well as all other *Business Practice Statements* of the Company, and to act in a manner that will uphold and enhance the Company's reputation for honesty, integrity and reliability.

The Code is, by necessity, general in nature and directors, officers, employees and contractors are advised to read it in combination with Calfrac's other Business Practice Statements. The matters dealt with in the Code may not cover the full range of activities, although they are indicative of Calfrac's commitment to conducting its business in accordance with high ethical standards. Calfrac seeks to enforce not only the letter but also the intent and spirit of the Code, and directors, officers, employees and contractors are expected to exercise judgment in determining its application to each individual situation.

At the time of appointment or hire, as applicable, all directors, officers, employees and contractors of Calfrac are required to certify their compliance with the Code, and the Senior Vice-President, Corporate Services will be responsible for monitoring compliance with this requirement of the Code.

The President & Chief Executive Officer ("CEO") shall periodically assess the adequacy of the Code and recommend any necessary changes to the Company's Board of Directors.

All directors, officers, employees and contractors shall pursue and promote the following fundamental principles of appropriate business conduct and individual responsibility, as well as responsibility to other directors, officers, employees, contractors, the public and other stakeholders, in all respects in carrying out the business of the Company.

2.1. Compliance with Applicable Laws and Regulations

Calfrac shall conduct its business in compliance with all laws, rules and regulations applicable to the Company in each jurisdiction in which the Company does business. The Company will also ensure, to the extent possible, that its agents, contractors, consultants, partners, and business associates comply with such laws, rules and regulations when they are working for the Company.

All directors, officers, employees and contractors of the Company are expected to acquire sufficient knowledge of the applicable laws, rules and regulations that relate to their scope of accountabilities, responsibilities and duties, so that the Company may comply with such laws, rules and regulations. The Company's directors, officers, employees and contractors should avoid any situation that could be perceived as improper, unethical or indicate a casual attitude towards compliance with such laws, rules and regulations.

All directors, officers, employees and contractors are prohibited from offering or accepting monetary or any other form of personal benefits in dealing with officials of government, suppliers or other agencies in any country, and are prohibited from using or directing corporate funds or property for any illegal purpose, including bribery or kickbacks, and are prohibited from disguising any such payments for the purpose of feigning compliance with the Code.

The Company is subject to Canada's *Corruption of Foreign Public Officials Act*, and its operations conducted from locations in the United States are subject to the U.S. *Foreign Corrupt Practices Act.*

2.2. Honest and Ethical Conduct and Confidentiality of Information

Calfrac's directors, officers, employees and contractors must act with honesty and integrity at all times and shall promote the highest standards of ethical conduct that:

- Prohibit and eliminate the appearance or occurrence of conflicts between the best interests of the Company and the private or personal interests of any director, officer, employee or contractor of the Company;
- Protects and safeguards the Company's assets (including information assets), documents and records from unauthorized access, improper use and misappropriation; and
- Protects the confidentiality of information concerning the activities of the Company and the partners and companies that do business with Calfrac that may be privileged or of value to the Company or such partners and companies, or may be damaging if improperly disclosed.

All directors, officers, employees and contractors of the Company are expected to comply with the Company's *Confidentiality and Insider Trading* policy, including the provisions related to trading restrictions and blackout periods.

Each of the Company's directors, officers, employees and contractors is expected to avoid any outside activity, financial interest or relationship that may present a possible conflict of interest or the appearance of a conflict of interest, and to promptly disclose any such conflict of interest that can or has not been avoided to a representative of senior management.

The President & CEO and Chair of the Corporate Governance and Nominating Committee shall make any required determinations in respect of any possible conflict of interest involving directors, officers, employees and contractors, unless such matters involve the President & CEO, in which case the Chair of the Corporate Governance and Nominating Committee shall make any required determinations.

Appointments of officers and employees to outside boards shall be subject to the following requirements:

(i) There are to be no actual or perceived negative implications to any of the Company's stakeholders;
(ii) Each officer and employee will be subject to a limit of two appointments to commercial public boards;
(iii) No officer or employee may accept an appointment to the board of a supplier or competitor of the Company;
(iv) The appointment will not give rise to a conflict of interest;
(v) The appointment will have no impact on the current responsibilities and duties of the appointee with the Company; and
(vi) Appointees will not be covered by the Company's insurance or indemnity in respect of their services to outside boards.

2.3. Integrity of Financial Reporting and Disclosures

Calfrac's Board of Directors has adopted a *Disclosure Policy* that is designed to ensure that communication with the investing public about the Company is timely, factual, accurate and broadly disseminated in accordance with applicable legal and regulatory requirements.

Calfrac's business transactions are to be properly authorized, completed and accurately recorded in the Company's books and records in accordance with Canadian Generally Accepted Accounting Principles and established Calfrac accounting policies.

All significant events or developments which have occurred, or which may occur, and which could have a material effect on the financial position of the Company or its results of operations will be promptly disclosed to a representative of senior management and the Disclosure Committee.

The retention or proper disposal of the Company's records shall be in accordance with established policies and procedures and applicable legal and regulatory requirements. Should any director, officer, employee or contractor have a cause to believe that this is not the case, they are required to bring this to the attention of a representative of senior management.

2.4. Commitment to the Environment, Health and Safety

Calfrac is committed to concern and respect for the environment and for the health and safety of the public and all employees and contractors of the Company. Directors, officers, employees and contractors are expected to contribute to this commitment by giving due regard to all applicable laws and regulatory requirements, safety standards, and industry codes of practice. Directors, officers, employees and contractors shall also endeavor, wherever possible, to improve operations to avoid injury, sickness or death to persons or damage to property.

2.5. Employee Relations

Calfrac believes that its staff is a valuable asset to be treated with due respect and honesty, to be hired, compensated and promoted without discrimination by reason of race, ethnic or national origin, religion, age, sex, sexual orientation, marital status, political belief, physical handicap or pardoned conviction.

The Company encourages and rewards integrity in all aspects of employee relations, and strives to eliminate inhibitions and barriers to responsible behavior, such as coercion, fear of reprisal or alienation from the organization.

The Company is committed to providing an environment that enables all staff to pursue their careers free from any form of discrimination or harassment, and accordingly, all directors, officers, employees or contractors must strictly adhere to applicable anti-discrimination laws (refer to the Company's *Harassment Policy* for further details).

3.0 PROCEDURES

3.1. Certification of Compliance with the Code of Business Conduct

To communicate the Code and to ensure that all directors, officers, employees and contractors understand and comply with its terms, all new directors, officers, employees and contractors (i.e. a contractor or agent engaged in performing services for the Company, but who is not an employee) of the Company will be requested to certify their review of and agreement to be bound by the Code as a condition of employment or contractual arrangement.

3.2. Waiver from Compliance with the Code of Business Conduct

Only the President & CEO of the Company may grant a waiver from compliance with the Code. The granting of any such a waiver must be promptly disclosed to the Company's Board of Directors in writing, together with a description of the nature of the exception, the timing and form of notification, and the reason for granting the waiver.

"Implicit waivers" are included within the definition of "waivers" and are defined as the failure by the Company to take action within a reasonable period of time regarding a material departure from a provision of the Code that has been made known to senior management.

3.3. Reporting of Any Illegal or Unethical Behavior

Calfrac encourages its officers, employees and contractors to speak to a representative of senior management at any time if there is any doubt about the best course of action in a particular situation. Guidance on possible issues that officers, employees and contractors might potentially face has been provided as a supplement to the Code (refer to *Guidance on Application of the Code of Business Conduct* that follows), although no list can cover all aspects of interpretation.

The Company's officers, employees and contractors are required to promptly report violations of law, rules, regulations or this Code to a representative of senior management or the Chair of the Audit Committee. Violations may be reported in confidence and every effort will be made to protect the confidentiality of those furnishing information (refer to the Company's *Whistleblower Policy* for further details). The Company will not tolerate retaliation, in any form, against any person for complaints or reports made in good faith.

4.0 COMPLIANCE / EXCEPTIONS

Compliance:
Compliance with the Company's *Business Practice Statements* is considered mandatory. Any contravention of the Company's Business Practice Statements (including any policy referred to therein) is considered a performance issue and may result in disciplinary action, up to and including termination with cause. Guidelines reflect the elements of Business Practice Statements that allow for discretionary action. Enforcement of Business Practice Statements is the responsibility of management.

Exceptions:
If a director, officer, employee or contractor contravenes or intends to contravene any Business Practice Statement (including any policy referred to therein), or has knowledge of any other individual who has contravened or intends to contravene any Business Practice Statement, they shall report the contravention or intended contravention to the Senior Vice-President, Corporate Services immediately, in advance if possible, who will in turn communicate such contravention to the President & CEO.

In extreme circumstances, such as risk to health, safety, or financial loss, and when the Senior Vice-President, Corporate Services cannot be notified, individuals should exercise prudence and judgment in applying the intent of the Code. All exceptions must be documented in writing, including the timing and form of notification.

Uncontrolled if Printed:
The approved versions of Business Practice Statements are electronically stored and communicated on the Calfrac 'Public Folders'. The reference to "Uncontrolled if printed" reflects the need to ensure that the effective date of any printed version is the same as the electronic version stored on the Company's network.

GUIDANCE ON APPLICATION OF THE CODE OF BUSINESS CONDUCT

The following is a supplement to the Code of Business Conduct and provides guidance on possible issues that some directors, officers, employees and contractors might potentially face in applying the fundamental principles of the Code. This list is not meant to be exhaustive.

Compliance with Laws and Regulations	• Violations of the Canadian *Corruption of Foreign Public Officials Act* or the U.S. *Foreign Corrupt Practices Act.* • Making inaccurate or misleading certifications, reports, statements of claims to government representatives or agencies. • The use, diversion or concealment of company assets, directly or indirectly, for illegal or improper purposes. • Use of vendors, suppliers or contractors who violate the law. • Not performing required inspections, tests or procedures as required by law, regulation, or standard industry practices.
Insider Trading	• Buying and selling the securities of a corporation when you are aware of material information that has not been disclosed to the public that you have obtained in connection with your employment or business arrangements. • Giving stock tips to friends, relatives or spouses about a corporation based on information that has not been disclosed to the public that you have obtained in connection with your employment or business arrangements with that corporation.
Conflicts of Interest or Unethical Practices	• Using corporate resources in another business in which a director, officer, employee, contractor, or another party related to such persons, is involved. • Having a personal financial interest (or having a family with such an interest) in any organization supplying property, goods or services to Calfrac (with the exception of up to 5% ownership in publicly traded companies). • Offering, soliciting, or accepting payments, gifts or favors from companies or individuals doing business with the Company, other than the giving or receiving or gifts with nominal value, such as promotional items. • Hiring, supervising or evaluating the performance of relatives or spouses. • Using normal business hours to conduct personal business or outside activities unrelated to the business of the Company.
Protection of Confidential Information	• Disclosing confidential corporate information to anyone outside of the Company, and in particular, any representative of the media, anyone having business dealings with the Company, and other oil and gas well services companies. • Improper use or copying of information or software applications of third party vendors, suppliers, contractors, consultants or licensees. • Disclosing confidential information about companies or individuals having business dealings with the Company without the consent of such parties. • Disclosing personal information in a manner that is not in compliance with the *Personal Information Protection Act* (PIPA), or the *Personal Information Protection and Electronic Document Act* (PIPEDA).

Protection of Property	• Failure to comply with the Company's *Internet and Email Use* policy when making use of the Company's computers, whether before, during or after regular working hours.
Financial Reporting and Disclosure Controls	• Failing to respond adequately to identified weaknesses within internal controls to protect corporate assets from unauthorized access, improper use or misappropriation. • Entering into a commitment to spend the Company's funds, or executing a legally binding agreement, without proper authority in accordance with the Company's *Authorities and Spending Limits* policy. • Entering inaccurate, unreasonable or unsupportable estimates into the financial records of the Company.
Health, Safety and Environment Commitment	• Failing to report environmental, health or safety hazards or incidents. • Failing to comply with environmental, health or safety laws and regulations, or internal practices (i.e. standard operating procedures for field activities). • Undertaking work activities in an unsafe manner or during unsafe conditions. • Failing to report or to follow-up on reports about possible environmental, health or safety concerns.
Employee Relations	• Any form of discriminatory or harassing behavior, including physical or psychological forms of harassment. • Providing employment references to a third party on behalf of a former employee or contractor in a manner contrary to the Company's policy. • Failing to perform an evaluation of an employee or contractor's performance in accordance with the Company's policy. • Failing to set clear expectations of performance, or failure to measure performance relative to agreed upon goals and objectives.

CALFRAC WELL SERVICES LTD.

CALFRAC WELL SERVICES LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting (the "Meeting") of shareholders of Calfrac Well Services Ltd. (the "Corporation") will be held in the McMurray Room at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on Tuesday, May 12, 2009, at 3:30 p.m. for the following purposes:

1. receive the financial statements for the year ended December 31, 2008, and the report of the auditor;
2. elect the directors;
3. appoint the auditor; and
4. transact such other business as may properly come before the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting in person are requested to date and sign the accompanying form of proxy and return it in the envelope provided to Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. A proxy will not be valid unless it is received by Computershare Trust Company of Canada not later than 5:00 p.m. (EDT) on Friday, May 8, 2009.

DATED March 31, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

B. Mark Paslawski
Vice President, General Counsel & Corporate Secretary

CALFRAC WELL SERVICES LTD.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of Calfrac Well Services Ltd. (the "Corporation") for use at the annual meeting of shareholders of the Corporation to be held in the McMurray Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on Tuesday, May 12, 2009, at 3:30 p.m. (the "Meeting") and at any adjournment thereof for the purposes set forth in the accompanying notice of meeting. The cost of such solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDER AND DISCRETIONARY AUTHORITY

The persons designated in the accompanying form of proxy are officers of the Corporation. **A shareholder has the right to appoint a person or company to represent the shareholder at the Meeting other than the persons designated in the accompanying form of proxy.** A shareholder may exercise this right by inserting in the blank space provided in the accompanying form of proxy the name of the person to be appointed and deleting the names of the persons designated in the form of proxy, or by completing another proper form of proxy. In order for a proxy to be valid, it must be dated and signed by the shareholder or by the shareholder's attorney authorized in writing and received by Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 5:00 p.m. (EDT) on May 8, 2009.

All shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. **The shares to which a proxy relates will be voted FOR each matter as to which a choice is not specified.**

The accompanying form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the accompanying notice of meeting and other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation is not aware that any amendments, variations or other matters are to be presented for action at the Meeting. If any amendments, variations or other matters do properly come before the Meeting, the persons named in the accompanying form of proxy will vote according to their best judgment.

REVOCABILITY OF PROXY

A shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing at the office of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The record date for the Meeting is March 23, 2009. A person whose name was entered on the register of common shares at the close of business on that date is entitled to vote at the Meeting the shares shown opposite that person's name in the register of common shares, except to the extent that the person has transferred the ownership of any of the person's shares after the record date and the transferee of those shares establishes that the transferee owns the shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote the transferee's shares

at the Meeting. As at March 31, 2009, there were 37,741,561 common shares outstanding, with each share carrying the right to one vote.

To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation other than Ronald P. Mathison, who has advised the Corporation that he beneficially owns, or controls or directs, directly or indirectly, 8,909,124 common shares, representing 23.6% of the outstanding common shares.

VOTING BY NON-REGISTERED SHAREHOLDERS

Shareholders who do not hold their shares in their own name ("Non-registered Shareholders") may have their shares voted at the Meeting by providing voting instructions to their "nominee", which is usually a trust company, broker or other financial institution. Nominees will typically seek voting instructions by sending with this Circular a voting instruction form instead of a form of proxy. A voting instruction form can be used only to provide voting instructions to a Non-registered Shareholder's nominee. Every nominee has its own signing and return instructions, which Non-registered Shareholders must follow to ensure that their shares are voted at the Meeting.

Alternatively, Non-registered Shareholders may attend the Meeting and vote their shares as proxyholder by entering their own name in the space provided on the voting instruction form supplied by their nominee and following the signing and return instructions. Non-registered Shareholders who follow this procedure will be recognized at the Meeting as proxyholders and will be permitted to vote their shares in that capacity.

INFORMATION REGARDING PREDECESSOR AND STOCK SPLIT

The Corporation was formed on March 24, 2004, by the amalgamation of Denison Energy Inc. ("Denison") and a private corporation known as Calfrac Well Services Ltd. ("CWSL"). On March 8, 2004, Denison had completed an arrangement whereby almost all of Denison's assets were transferred to two new corporations, and on March 24, 2004, Denison acquired all of the shares of CWSL, then amalgamated with CWSL and changed its name to Calfrac Well Services Ltd. Although the former shareholders of Denison received a majority of the shares of the amalgamated corporation, under Canadian generally accepted accounting principles the amalgamation was considered to be a reverse takeover of Denison by CWSL. As a result, all financial and operating information reported by the Corporation for periods prior to March 24, 2004, is that of CWSL as it existed prior to its acquisition by and amalgamation with Denison. Information with respect to Denison as it existed prior to March 24, 2004, is not provided because it is not meaningful and it is inconsistent with the accounting treatment and disclosure prescribed by Canadian generally accepted accounting principles.

On February 7, 2005, the shares of the Corporation were divided on a two-for-one basis (the "Stock Split"). To ensure consistent disclosure, **information with respect to shares and share prices as at dates and for periods ended prior to February 7, 2005, has been adjusted to give effect to the Stock Split.**

BUSINESS OF THE MEETING

Receipt of Financial Statements

The financial statements for the year ended December 31, 2008, and the report of the auditor will be placed before the shareholders at the Meeting. The financial statements are being mailed to registered shareholders with this Circular, and copies will be available at the Meeting.

Appointment of Auditor

Shareholders will be asked at the Meeting to pass a resolution reappointing PricewaterhouseCoopers LLP as the auditor of the Corporation to hold office until the next annual meeting of shareholders, or until their successors are appointed, at such remuneration to be fixed by the board of directors. During the financial year ended

December 31, 2008, PricewaterhouseCoopers LLP received $195,000 for performing audit responsibilities, $150,769 for performing audit-related responsibilities and $181,873 for tax services.

Election of Directors

The Articles of the Corporation provide that the minimum number of directors shall be three and the maximum number shall be 15. There are currently seven directors. The board of directors of the Corporation has set the number of directors to be elected at the Meeting at seven. At the Meeting, shareholders will be asked to elect as directors the seven nominees listed in the following table to serve until the close of the next annual meeting of shareholders, or until their respective successors are duly elected or appointed. All of the proposed nominees were duly elected as directors at the annual meeting of shareholders held on May 12, 2008.

Majority Voting

On the recommendation of the Corporation's Corporate Governance and Nominating Committee, the board of directors has adopted an individual voting standard for the election of directors. Under such individual voting standard, in the event that any nominee for election receives more "withheld" votes than "for" votes at any meeting at which shareholders vote on the uncontested election of directors, the board of directors will consider the result and, if deemed to be in the best interests of the Corporation and its shareholders, may request that such nominee tender his or her resignation from the board in a manner that facilitates an orderly transition. It is anticipated that any decisions necessitated in the circumstances outlined in the preceding sentence will be made within 90 days, and the board of directors may fill any vacancy created thereby.

Nominees for Election

The following table provides the names, ages and cities of residence of all persons proposed to be nominated for election as directors of the Corporation, their committee memberships, the date on which each became a director of the Corporation (or its predecessor, Denison Energy Inc.), the present occupations and brief biographies of such persons, the number of securities of the Corporation beneficially owned, or controlled or directed, directly or indirectly, by each nominee, and the number of deferred share units held as at March 31, 2009.

Ronald P. Mathison
Age: 52
Calgary, Alberta, Canada
Director since March 8, 2004[(1)]
Independent[(2)]

Mr. Mathison is one of the Corporation's founders and served as a member of the board of directors and as Chairman of CWSL since its formation in 1999. Mr. Mathison is the President and Chief Executive Officer of Matco Investments Ltd. and Matco Capital Ltd., private investment firms which specialize in the restructuring of financially troubled companies as well as providing capital and management expertise to such companies. Mr. Mathison has extensive experience in restructuring and financing companies in both the public and private markets. Until October 2000, Mr. Mathison was a director of Peters & Co. Limited, an investment firm specializing in the oil and natural gas industry, and prior to 1999 was also a principal of Peters & Co. Limited's corporate finance department. Prior thereto, Mr. Mathison and two other individuals formed the nucleus of Peters & Co. Capital, a private merchant banking entity that is widely associated with numerous successful restructurings of oil and natural gas exploration and production companies and oilfield service companies.

Board/Committee Memberships	Attendance at Meetings during 2008	
Board of Directors	4 of 4	100%
Audit Committee	3 of 4	75%
Compensation Committee	3 of 3	100%
Other Public Company Board Memberships		
CMQ Resources Inc.		
Pantera Drilling Income Trust		

Securities Held

Common Shares[(3)]	DSUs[(4)]	Total Market Value of Common Shares and DSUs[(5)]
8,909,124[(5)]	10,000	$60,382,469

Douglas R. Ramsay Age: 53 Okotoks, Alberta, Canada Director since March 24, 2004 Not Independent	Mr. Ramsay is a founder of the Corporation and served as a member of the board of directors and as the President and Chief Executive Officer of CWSL since its formation in 1999. Mr. Ramsay has an extensive background in the oil and natural gas industry. Prior to 1994, Mr. Ramsay was the President of Canadian Fracmaster Ltd., where he spent 12 years enhancing the overall presence of Fracmaster Ltd. in Canada and worldwide. Previous industry experience as a Project Manager for Delta Consultants, Drilling and Completions Foreman for Dome Petroleum Corp., and Service Operator for BJ Well Services Company has contributed to Mr. Ramsay's overall knowledge of the industry.

Board/Committee Memberships		Attendance at Meetings during 2008	
Board of Directors		4 of 4	100%
Health, Safety and Environment Committee		3 of 3	100%
Other Public Company Board Memberships			
None			
Securities Held			
Common Shares[3]	**PSUs[7]**	**Total Market Value of Common Shares and DSUs[5]**	
2,007,892	15,000	$13,694,979	

Fernando Aguilar Age: 49 Paris, France Director since May 12, 2008 Independent[2]	Mr. Aguilar has been the President, Eastern Hemisphere, of CGG Veritas, a global geophysical company, since April 2008. Prior thereto, he held the position of Executive Vice President for Canada Land Processing, Canada Land Library and Western Hemisphere Land Acquisition. Upon joining Veritas in 2004, Mr. Aguilar's leadership role encompassed responsibility for Canadian and Latin American operations and business sectors. Formerly with Schlumberger Limited, Mr. Aguilar has over twenty-six years of worldwide experience in various technology, business and oilfield sectors. During 2008, Mr. Aguilar completed the Director Education Program developed by the Institute of Corporate Directors and the Rotman School of Management in conjunction with the Haskayne School of Business.

Board/Committee Memberships		Attendance at Meetings during 2008	
Board of Directors		2 of 2[8]	100%
Other Public Company Board Memberships			
None			
Securities Held			
Common Shares[3]	**DSUs[4]**	**Total Market Value of Common Shares and DSUs[5]**	
Nil	5,000	$33,850	

James S. Blair Age: 53 Calgary, Alberta, Canada Director since May 8, 2002[1] Independent[2]	Mr. Blair is the President and Chief Executive Officer of Glenogle Energy Inc., a private oil and gas exploration and development company. Mr. Blair was the Chairman and Chief Executive Officer of ExAlta Energy Inc. from 2002 to 2008. Until January 2002, Mr. Blair was Senior Vice President and Chief Operating Officer of Husky Energy Inc. Mr. Blair is a director of the Calgary Centre for Innovative Technology.

Board/Committee Memberships		Attendance at Meetings during 2008	
Board of Directors		4 of 4	100%
Health, Safety and Environment Committee (Chair)		3 of 3	100%
Corporate Governance and Nominating Committee		2 of 2	100%
Other Public Company Board Memberships			
None			
Securities Held			
Common Shares[3]	**DSUs[4]**	**Total Market Value of Common Shares and DSUs[5]**	
20,300	5,000	$171,281	

Gregory S. Fletcher
Age: 60
Calgary, Alberta, Canada
Director since May 8, 2002[(1)]
Independent[(2)]

Mr. Fletcher is an independent businessman involved in the oil and natural gas industry in western Canada. He has considerable business experience in the junior sector of the oil and natural gas industry and is currently President of Sierra Energy Inc., a private oil and natural gas company that he founded in 1997. From June 1998 to May 1999, he was President, Chief Executive Officer and a director of Canadian Conquest Exploration Inc. and prior to 1997 he was President, Chief Executive Officer and a director of Aztec Resources Ltd. Mr. Fletcher is also a director of the general partner of Diamond Energy Services LP, a private oilfield service limited partnership, a director of Peyto Energy Administration Corp., the administrator of Peyto Energy Trust, a public oil and natural gas income trust, and a director of Total Energy Services Ltd., a wholly owned subsidiary of Total Energy Services Trust, a public oilfield service trust. During 2008, Mr. Fletcher completed the Director Education Program developed by the Institute of Corporate Directors and the Rotman School of Management in conjunction with the Haskayne School of Business.

Board/Committee Memberships	Attendance at Meetings during 2008	
Board of Directors	4 of 4	100%
Audit Committee (Chair)	4 of 4	100%
Compensation Committee	3 of 3	100%
Other Public Company Board Memberships		
Peyto Energy Trust		
Total Energy Services Trust		
Securities Held		

Common Shares[(3)]	DSUs[(4)]	Total Market Value of Common Shares and DSUs[(5)]
34,212	5,000	$265,465

Martin A. Lambert
Age: 53
Calgary, Alberta, Canada
Director since March 8, 2004[(1)]
Independent[(2)]

Mr. Lambert is the Chief Executive Officer of Swan Hills Synfuels L.P., an in-situ coal gasification firm. He also serves as Counsel at Bennett Jones LLP, a law firm where he had previously served as a partner and Chief Executive Officer from 1996 to 2000. Mr. Lambert has been widely recognized as one of Canada's leading mergers and acquisitions lawyers.

Board/Committee Memberships	Attendance at Meetings during 2008	
Board of Directors	4 of 4	100%
Health, Safety and Environment Committee	3 of 3	100%
Corporate Governance and Nominating Committee (Chair)	2 of 2	100%
Other Public Company Board Memberships		
Oil States International, Inc.		
zed.i inc.		
Securities Held		

Common Shares[(3)]	DSUs[(4)]	Total Market Value of Common Shares and DSUs[(5)]
223,706	5,000	$1,548,340

R.T. (Tim) Swinton Age: 62 Calgary, Alberta, Canada Director since March 24, 2004 Independent[2]	Mr. Swinton is the President of Western Provinces Resources Ltd., a private investment company. He has considerable business experience in the junior and service sectors of the oil and natural gas industry in western Canada. From 1999 to 2001, he was the Executive Chairman of IPEC Ltd., a Canadian pipeline and oilfield construction company. Prior thereto, Mr. Swinton was Chairman and Chief Executive Officer of Kenting Energy Services Inc., and Chairman, President and Chief Executive Officer of EnServ Corporation. Mr. Swinton has also served on the boards of directors of a number of energy services and other energy-related public companies, including Koch Pipelines Canada Limited, Enserco Energy Service Company Inc. and Anderson Exploration Ltd.

Board/Committee Memberships	Attendance at Meetings during 2008	
Board of Directors	4 of 4	100%
Audit Committee	4 of 4	100%
Compensation Committee (Chair)	3 of 3	100%
Other Public Company Board Memberships		
None		
Securities Held		
Common Shares[3]	**DSUs[4]**	**Total Market Value of Common Shares and DSUs[5]**
44,000	5,000	$331,730

Notes:

(1) Service prior to March 24, 2004, was as a director of Denison.

(2) "Independent" refers to the standards of independence set forth within Section 1.4 of National Instrument 52 – 110 *Audit Committees*.

(3) The information as to the ownership of common shares has been provided by the nominees.

(4) The information as to the deferred share units ("DSUs") held by directors is as of March 31, 2009. For more detailed information relating to the DSUs held by the directors, see "Executive Compensation – Directors' Compensation".

(5) The "Total Market Value of Common Shares and DSUs" was determined by multiplying the number of common shares and DSUs held by each nominee as of March 31, 2009, by the closing price of the common shares on the Toronto Stock Exchange on such date ($6.77). Under the provisions of the Corporation's Director Share Ownership Policy, directors have three years from their initial election date to acquire common shares of the Corporation worth $200,000. Once such threshold is met, further purchases are not required if the value of the shares declines solely as a result of a decrease in the trading price of the Corporation's common shares, but if the value of a director's holdings decreases for any other reason, such director is required to make an additional investment to the extent required to increase the value of his or her investment to at least $200,000 within 90 days of the event that caused the decline in the value of the investment. The Corporation's President and Chief Executive Officer, who is also a director, is subject to this policy as well as the Corporation's Chief Executive Officer Share Ownership Policy, which is on terms identical to the Director Share Ownership Policy, but the minimum investment amount is $400,000, and the thresholds in the policy may be amended in the future in connection with the recruitment of Chief Executive Officer candidates in the event that the board of directors is of the view that such amendments are necessary in the economic circumstances at such time.

(6) Includes 7,300,468 common shares held by Matco Investments Ltd., an entity controlled by Mr. Mathison.

(7) The information as to the PSUs held by Mr. Ramsay is as of March 31, 2009. For more detailed information relating to the PSUs held by Mr. Ramsay, see "Executive Compensation – Summary Compensation Table – Narrative Discussion".

(8) Mr. Aguilar was elected to the board of directors on May 12, 2008, and attended both directors' meetings which were held after such date.

(9) The Corporation does not have a retirement policy for its board of directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Form of Compensation Disclosure

The Compensation Committee is responsible for approving the goals and objectives of the Corporation's Chief Executive Officer and evaluating his performance; reviewing and recommending to the board of directors the remuneration of the Corporation's senior executives and approving the remuneration of all employees on an

aggregate basis. The following discussion of the Corporation's executive compensation is intended to provide a clear understanding of the Corporation's philosophy, objectives and practices.

Executive Compensation Program – Philosophy and Strategy

The goal of the Corporation's executive compensation program is to attract, retain and motivate top executive talent to achieve the Corporation's short and long-term business goals. The Corporation's executive compensation strategy leverages elements of market-competitive total compensation to drive profitable growth and long-term shareholder value, consistent with the Corporation's values. Consistent with this strategy, the following principles provide a framework for the executive compensation program:

- Total target compensation for executives should be market competitive, relative to the Corporation's primary compensation comparator groups.
- Compensation should be linked to both qualitative and behavioral expectations, and key operational and strategic metrics.
- The mix of total compensation elements is designed to reflect competitive market requirements and strategic business needs.
- A significant portion of each executive's compensation should be at risk, the degree of which will positively correlate to the level of the executive's responsibility.
- Interests of executives are linked with shareholders through share ownership.
- Executive compensation will be differentiated on the following bases:
    - base salaries - on relative responsibility;
    - short-term variable elements - on both company and personal performance; and
    - longer-term variable elements - on company performance and individual execution/leadership.

The Compensation Committee believes that the most important job of the board of directors is to ensure that the right management team is in place. The Corporation's compensation practices are therefore focused on hiring and retaining executives who have an innate drive to achieve their best and, in so doing, create long-term shareholder value.

Compensation Approval Process

Compensation for the Chief Executive Officer is the responsibility of the Compensation Committee, which reviews and makes recommendations to the board of directors with respect to the Chief Executive Officer's compensation. The Chief Executive Officer is measured annually against a four-point scale which takes into account leadership, management, working with the board and financial management.

The Compensation Committee also recommends to the Board the compensation for the senior vice-presidents following receipt of the Chief Executive Officer's annual performance reviews and compensation recommendations. In making his recommendations, the Chief Executive Officer, with the support of the Vice President, Human Resources, reviews an analysis of the compensation levels for the Chief Operating Officer and Chief Financial Officer positions within the compensation comparator groups and considers the performance of each of these executives relative to their targets. For all other executive positions, the Chief Executive Officer reviews compensation levels against internal benchmarks and considers performance against targets. The Compensation Committee reviews the recommendations of the Chief Executive Officer and then provides recommendations to the board of directors. The board of directors ultimately approves the base salary changes, short-term incentive awards and long-term incentive awards for the executive team.

Market Comparators

Target total compensation is benchmarked against Canadian and U.S. comparator groups that include selected companies that provide well services to the oil and natural gas industry. These groups are selected to ensure similarity of scope, size and complexity, and represent the market within which the Corporation competes for leadership talent. In particular, like the Corporation, the companies included in the comparator groups had a majority of the following attributes: (i) North American-based; (ii) widely held; (iii) operating within the oil and natural gas services industry; and (iv) an international scope of operations. Companies included in the comparator group include Trican Well Services Ltd., Saxon Energy Services Inc., Savanna Energy Services Corp., Mullen Group Income Fund, Ensign Energy Services Inc., Trinidad Energy Services Income Trust, Total Energy Services Trust, Pure Energy Services Ltd., Canyon Services Group Inc., Basic Energy Services Inc. and Superior Well Services Inc.

Compensation Elements

The Corporation reviews all compensation elements against relevant market levels and rewards executives accordingly. The Corporation delivers its total compensation through base pay, short-term incentives and various forms of longer-term incentives, in addition to benefits, as follows:

Element	Component	Type	Performance Period	Form
Base Pay	Fixed	Annual	One year	Cash
Short-Term Incentives	Variable	Annual	One year	Cash
Longer-term Incentives	Variable	Longer-Term	Up to 5 years	PSUs, ISOs
Benefits	Fixed	Annual	N/A	Perquisites, Life, Health, Dental
Retirement Plan	Fixed	Annual Accrual	N/A	Capital Accumulation Plan

Base Salary

Base salary for executives reflects (i) the scope, complexity and responsibility of the role of the executive; (ii) competitiveness with salary levels for similar positions at companies included in market comparator groups; (iii) the executive's previous experience and performance; and (iv) the executive's performance rating.

Comparator market analysis and individual performance assessments occur annually to ensure compensation remains competitive and result in periodic base salary adjustments as necessary to remain competitive.

Short-Term Incentive Plan

The Corporation's Short-Term Incentive Plan ("STIP") is designed to reward senior management and other eligible employees for performance against goals established at the beginning of the performance period. Performance measures are established at the corporate and individual levels for all senior management. The corporate performance measure is return on capital employed ("ROCE"), which is developed from the current year's budget.

			Performance Measures		
Participant	Incentive Target	Maximum	ROCE	Divisional Performance	Individual Performance
CEO & COO	100%	175%	Yes	N/A	Yes
Corporate Executives	100%	175%	Yes	N/A	Yes
Divisional Executives	100%	175%	Yes	Yes	Yes

Longer-Term Incentives

The Corporation's Longer-Term Incentive Plan is designed to: (i) align the interests of executives with those of shareholders; (ii) focus efforts on improving shareholder value and the Corporation's long-term financial strength; (iii) reward past, and incent for future high levels of performance; and (iv) provide a retention incentive.

The Corporation uses two longer-term incentive plans as part of its compensation strategy – an incentive stock option ("ISO") plan that is a conventional stock option plan which provides a focus on share price growth and a performance share unit ("PSU") plan that provides a medium-term focus related to defined performance criteria. Eligibility varies according to the employee's role. Similar to the STIP, incentive targets, expressed as a percentage of base salary, are established for each senior management role based on responsibilities and competitive practice within the comparator groups.

Perquisites and Benefits

The Corporation provides executives with perquisites, including car allowances or company vehicles and parking. Relevant club memberships are provided to select executives. The Corporation has also established a retirement savings plan pursuant to which it provides a matching contribution for all participating employees, up to specific thresholds, subject to an over-riding discretion to temporarily cease matching contributions in response to weakened industry conditions. All employees of the Corporation are entitled to participate in the retirement savings plan.

The Corporation provides an employee benefits plan, including extended health coverage, life insurance, short and long-term disability insurance, and dental coverage to each executive. This plan is benchmarked against other benefits plans in the industry to ensure its competitiveness.

Option-Based Awards

The Corporation's board of directors approves an aggregate number of options to be awarded to eligible participants under the Corporation's stock option plan (the "Option Plan") on an annual basis and authorizes the Compensation Committee to approve the allocation of such options among eligible participants. Senior management of the Corporation then recommends to the Compensation Committee for its approval the proposed allocation of options under the Option Plan. The impartiality of this process is ensured by the fact that the Corporation's Chief Executive Officer and Chief Operating Officer, who are primarily responsible for preparing management's recommendations to the Compensation Committee, do not receive any options under the Option Plan. The Compensation Committee reviews and assesses management's recommendations, and if deemed suitable, approves the grant. Previous option grants are taken into account by management and the Compensation Committee when considering new grants.

The board of directors, or the Compensation Committee or any member of the board of directors to whom appropriate authority has been delegated under the Option Plan, has the discretion to adjust both the number of common shares under option and the exercise price of options upon the occurrence of specified dilutive or anti-dilutive events. The Option Plan also specifies certain types of amendments which may, subject to regulatory approval, be made to the Option Plan without shareholder approval, as more fully described below under the heading "Stock Option Plan".

Performance Graph

The graph below compares the cumulative return on the common shares of the Corporation with the cumulative total return of the S&P/TSX Composite Index for the period commencing March 29, 2004 (the date on which the common shares first traded on the TSX) and ending December 31, 2008.

TOTAL RETURN ON $100 INVESTMENT
FROM MARCH 29, 2004 TO DECEMBER 31, 2008

Performance Graph


$400
$350
$300
$250
$200
$150
$100
$50
$0
Mar. 29, 2004
Dec. 31, 2004
Dec. 31, 2005
Dec. 31, 2006
Dec. 31, 2007
Dec. 31, 2008

	March 29, 2004	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008
• S&P/TSX Composite Index	$100	$109	$136	$159	$175	$117
■ Calfrac Well Services Ltd.	$100	$203	$347	$191	$153	$76

Narrative Discussion

The Corporation's bonus plan is based upon return on capital employed. The objective of this association is to ensure that employees are rewarded with incentive compensation when the financial performance of the Corporation warrants such remuneration. The relationship between the financial performance of the Corporation and the trading price for its common shares creates a structural correlation between compensation and share price. However, financial performance is not the only factor which influences the market price of the Corporation's common shares. The prevailing negative economic conditions have depressed trading prices for the overwhelming majority of publically listed companies, which is reflected in the trend shown by the performance graph presented above.

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Corporation, or a subsidiary of the Corporation, in Canadian dollars, to the Corporation's Chief Executive Officer, Chief Financial Officer and the next three most highly compensated executive officers (collectively, the "Named Executive Officers").

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		All other compensation ($)[1]	Total compensation ($)
					Annual incentive plans	Long-term incentive plans		
Douglas R. Ramsay Chief Executive Officer	2008	229,500[2]	150,000[3]	-	98,364[4]	-	-	477,864
Laura A. Cillis[5] Chief Financial Officer	2008	23,750	29,992[6]	232,100[7]	10,179[4]	-	140,000[8]	436,021
Tom J. Medvedic[9] Senior Vice President, Corporate Development	2008	190,000	-	293,038[7]	81,434[4]	-	20,119[10]	584,591
John L. Grisdale[11] President, United States Operations	2008	223,250	-	293,038[7]	205,973[4][12]	-	-	722,261
L. Lee Burleson[13] Vice President, Sales US Operating Division	2008	174,485	-	175,823[7]	118,554[4][14]	-	55,931[15]	524,793
F. Bruce Payne[16] Vice President, Operations US Operating Division	2008	180,452	-	175,823[7]	124,866[4][17]	-	-	481,141

Notes:

(1) Where no amount specifically attributable to perquisites is stated in this column, the Named Executive Officer did not receive perquisites and other personal benefits that exceeded the lesser of $50,000 and 10% of his or her total annual salary.

(2) Effective April 1, 2007, each of Mr. Ramsay voluntarily reduced his monthly salary entitlement by 10% in response to weakened industry conditions.

(3) The grant date fair value of the performance share units ("PSUs") comprising this share-based award is a theoretical-expected value calculated at the date of grant by multiplying the number of PSUs held by Mr. Ramsay by $10.00, which was the closing price of the Corporation's common shares on the TSX on December 3, 2008, the grant date of such PSUs. The realized value will only be determined when the incentive is paid to Mr. Ramsay.

(4) Amounts earned under the Corporation's bonus plan for services performed during the year.

(5) Ms. Cillis was appointed as Senior Vice President, Finance and Chief Financial Officer on November 17, 2008.

(6) The grant date fair value of the share entitlement granted to Ms. Cillis in connection with her appointment as Senior Vice President, Finance and Chief Financial Officer was calculated by multiplying the 2,334 shares underlying the grant by $12.85, the closing price of the Corporation's common shares on the TSX on November 17, 2008, the date of grant of the share entitlement.

(7) The grant date fair value of stock options are theoretical-expected values calculated at the date of grant in accordance with the Black-Scholes option pricing model, which is consistent with the accounting treatment afforded to options in the Corporation's financial statements, and is considered by the board of directors to be a reasonable estimate of fair market value. The realized values will only be determined when the incentives are paid to the executive officers.

(8) Bonus awarded to Ms. Cillis on her appointment as Senior Vice President, Finance and Chief Financial Officer, $70,000 of which was paid on December 31, 2008, and $70,000 of which is payable on December 31, 2009.

(9) Mr. Medvedic served as the Corporation's Chief Financial Officer from December 14, 2004 until November 17, 2008, when he transitioned to the role of Senior Vice President, Corporate Development.

(10) Perquisites associated with the provision of a company vehicle to Mr. Medvedic, including the cost to the Corporation of Mr. Medvedic's automobile lease, fuel card and parking. All senior executives of the Corporation are provided equivalent perquisites in this regard.
(11) Mr. Grisdale is paid in US dollars. Mr. Grisdale's salary and other compensation have been converted into Canadian dollars at the Bank of Canada closing exchange rate in effect at the end of each month.
(12) Represents US$161,560, converted at 1.2749, the Bank of Canada closing exchange rate on March 13, 2009, the date of payment of the bonus.
(13) Mr. Burleson is paid in US dollars. Mr. Burleson's salary and other compensation have been converted into Canadian dollars at the Bank of Canada closing exchange rate in effect at the end of each month.
(14) Represents US$92,991, converted at 1.2749, the Bank of Canada closing exchange rate on March 13, 2009, the date of payment of the bonus.
(15) Sales commission earned by Mr. Burleson in US dollars and converted into Canadian dollars at the Bank of Canada closing exchange rate in effect at the end of each month.
(16) Mr. Payne is paid in US dollars. Mr. Payne's salary and other compensation have been converted into Canadian dollars at the Bank of Canada closing exchange rate in effect at the end of each month.
(17) Represents US$97,942, converted at 1.2749, the Bank of Canada closing exchange rate on March 13, 2009, the date of payment of the bonus.

Narrative Discussion

A description of the Corporation's bonus plan is provided above under the heading "Compensation Discussion and Analysis – Short-Term Incentive Plan" and a description of the Corporation's stock option plan is provided below under the heading "Stock Option Plan".

On October 15, 2004, the Corporation established a performance share unit plan (the "PSU Plan") for permanent employees. The PSU Plan provides that the board may grant performance share units ("PSUs") to permanent employees of the Corporation and its designated affiliates. PSUs expire not later than three years from the end of the year in which the PSUs were granted and vest at the times and on the fulfillment of any conditions specified by the board of directors at the time of grant. Each PSU represents the right to receive a cash payment equal to the market price of the common shares on the TSX at the time of exercise (the "Market Price"), which time will be determined by the holder of the PSUs, subject to certain conditions. The Corporation has the option of instructing an independent broker to acquire common shares on the open market on behalf of the participant equal to the number obtained by dividing the amount of cash otherwise payable by the Market Price. The PSUs expire at a date determined by the board, and if a participant ceases to be an employee of the Corporation or a designated affiliate for any reason, that participant's unvested PSUs shall terminate and be forfeited and the participant may redeem any vested PSUs until the earlier of: (i) 90 days from the date of termination of employment (180 days in the case of termination by reason of death or permanent disability); or (ii) the expiry date set forth in the document granting the PSUs. It is the current practice of the Corporation's board of directors, on the recommendations of the Compensation Committee, to provide an incentive to the Corporation's President and Chief Executive Officer and Chief Operating Officer through the grant of PSUs rather than stock options. On December 3, 2008, the board of directors granted 15,000 PSUs to Douglas R. Ramsay and 10,000 PSUs to Gordon A. Dibb, the Corporation's Chief Operating Officer, all of which expire on June 30, 2010.

The material terms of the Named Executive Officers' employment contracts are set forth below under the heading "Termination and Change of Control Benefits – Employment Agreements".

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets forth, for each Named Executive Officer, all option-based and share-based awards outstanding at December 31, 2008.

	Option-based Awards				Share-based Awards	
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Douglas R. Ramsay	-	-	-	-	15,000	130,500[1]
Laura A. Cillis	50,000	13.77	Nov. 16, 2013	-	2,334	20,306[2]
Tom J. Medvedic	25,000 25,000 20,000	16.56 22.48 22.90	March 6, 2013 April 2, 2013 June 14, 2010	- - -	-	-
John L. Grisdale	25,000 25,000 20,000	16.56 22.48 22.90	March 6, 2013 April 2, 2013 June 14, 2010	- - -	-	-
L. Lee Burleson	15,000 15,000 8,000	16.56 22.48 22.90	March 6, 2013 April 2, 2013 June 14, 2010	- - -	-	-
F. Bruce Payne	15,000 15,000 10,000	16.56 22.48 22.90	March 6, 2013 April 2, 2013 June 14, 2010	- - -	-	-

Notes:

(1) The market or payout value of share-based awards that have not vested for Mr. Ramsay is a theoretical-expected value which was calculated by multiplying Mr. Ramsay's unvested PSUs by $8.70, which was the closing price of the Corporation's common shares on the TSX on December 31, 2008. The realized value of such PSUs will only be determined when the incentive is paid to Mr. Ramsay.

(2) The market or payout value of share-based awards that have not vested for Ms. Cillis was calculated by multiplying the share entitlement disclosed in the Summary Compensation Table by $8.70, which was the closing price of the Corporation's common shares on the TSX on December 31, 2008. The realized value of the share entitlement will only be determined when the incentive is paid to Ms. Cillis.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth, for each Named Executive Officer, the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the financial year ended December 31, 2008.

Name	Option-based awards – Value vested during the year[1] ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Douglas R. Ramsay	-	180,150[2]	98,364[3]
Laura A. Cillis	-	-	10,179[3]
Tom J. Medvedic	-	-	81,434[3]
John L. Grisdale	-	-	205,973[3]
L. Lee Burleson	-	-	118,554[3]
F. Bruce Payne	-	-	124,866[3]

Notes:

(1) The value vested during the year for option-based awards has been calculated by determining the difference between the trading price of the common shares and the exercise price of the vested options on the applicable vesting dates.
(2) The value vested during the year for share-based awards held by Mr. Ramsay has been calculated by multiplying Mr. Ramsay's PSUs which vested during 2008 by $12.01, which was the closing price of the Corporation's common shares on the TSX on November 28, 2008, the last trading day prior to the vesting date of November 30, 2008. Mr. Ramsay's PSUs were exercised on March 4, 2009 for a cash payment of $121,200.
(3) Entitlements under the Corporation's bonus plan and disclosed in the Summary Compensation Table under the heading "Non-equity incentive plan compensation – Annual incentive plans".

Termination and Change of Control Benefits

Employment Agreements

Douglas R. Ramsay has an employment agreement with the Corporation which extends indefinitely, unless terminated by either party in accordance with the terms of the agreement. The Corporation is entitled to terminate the employment agreements and the employment of each of Mr. Ramsay at any time and for any reason upon written notice and the payment within 30 days of an amount equal to the sum of: (i) his base salary for the month immediately preceding the date of termination multiplied by 24; (ii) an amount equal to two times his average annual incentive bonus based on the last three years; (iii) the Corporation's costs of health and welfare benefit plans for the 24-month period preceding termination; (iv) an amount equal to two times the last annual taxable benefit for an automobile allocated to such individual; and (v) 6% of the individual's base salary up to the maximum contribution permitted in lieu of any pension or registered retirement savings plan contribution which the individual would have earned during a 24-month period. The Corporation is also entitled to terminate the employment agreement and the employment of Mr. Ramsay if he becomes permanently disabled, as defined in the employment agreement, upon payment of an amount equal to the sum of items: (i) through (v) noted above. The employment agreement also provides that in the event of a change of control of the Corporation, Mr. Ramsay may, not less than 90 days and not more than 150 days following the date of such change of control, terminate his employment with the Corporation, and that Mr. Ramsay shall have the right, but shall not be obligated, to terminate his employment and the employment agreement within 90 days following the occurrence of certain specified events which are deemed to amount to constructive dismissal. If Mr. Ramsay exercises his right to terminate his employment and the employment agreement as aforesaid, such officer is entitled to an amount equal to the sum of items (i) through (v) noted above. The PSU Plan provides that all unvested PSUs will immediately vest upon the occurrence of a change of control. If the employment of Mr. Ramsay is terminated for any reason, all unvested rights of the executive in respect of PSUs shall immediately expire and be of no further force and effect.

Each of Tom J. Medvedic, Laura A. Cillis, John L. Grisdale, L. Lee Burleson and F. Bruce Payne has an employment agreement which extends indefinitely, unless terminated by either party in accordance with the terms of the agreement. These employment agreements provide that, in the event of a change of control of the Corporation (or of Calfrac Well Services Corp. in respect of Messrs. Grisdale, Burleson and Payne), if any of Messrs. Medvedic, Grisdale, Burleson and Payne or Ms. Cillis is terminated within one year following such change of control, other than for just cause, such individual will be entitled to an amount equal to two times the sum of (i) the individual's annual current base salary; (ii) an amount equal to the individual's average annual incentive bonus based on the last three years; (iii) the costs of health and welfare benefit plans for the 12-month period preceding termination; (iv) an amount equal to the last annual taxable benefit for an automobile allocated to such individual; and (v) 6% of the individual's base salary up to the maximum contribution permitted in lieu of any pension or registered retirement savings plan contribution which the individual would have earned during a 12-month period. These employment agreements also provide that each of Messrs. Medvedic, Grisdale, Burleson and Payne and Ms. Cillis shall have the right, but shall not be obligated, to terminate his or her employment and the employment agreement within 90 days following the occurrence of certain specified events which are deemed to amount to constructive dismissal. If any of Messrs. Medvedic, Grisdale, Burleson or Payne or Ms. Cillis exercise this right, or are terminated without cause by the Corporation (or Calfrac Well Services Corp., in respect of Messrs. Grisdale, Burleson and Payne) in circumstances not relating to a change of control, as set out above, such officer is entitled to an amount equal to the sum of items (i) through (v) noted above.

The Corporation's Option Plan provides that, following a sale of all or substantially all of the assets of the Corporation or a change of control, participants are entitled to exercise in full or in part all unexercised options, whether vested or not. The Option Plan does not provide for accelerated vesting of options on termination.

The estimated incremental payment obligation of the Corporation related to the termination entitlements set forth above for each of the Named Executive Officers, assuming that the triggering event took place on December 31, 2008, are as follows:

Named Executive Officer	Termination on Notice, Permanent Disability or Constructive Dismissal ($)	Termination of Employment on Change of Control ($)
Douglas R. Ramsay	760,673	1,021,673

Named Executive Officer	Termination without Cause or Constructive Dismissal ($)	Termination without Cause following Change of Control ($)
Laura A. Cillis	295,037	590,074
Tom J. Medvedic	319,297	638,594
John L. Grisdale	401,381	802,762
L. Lee Burleson	303,573	607,146
F. Bruce Payne	288,357	576,714

The employment agreements for all of the Named Executive Officers contain restrictions on the use or disclosure of confidential information by the Named Executive Officers, as well as provisions related to non-solicitation and non-competition by the Named Executive Officers for a period of 24 months, in relation to Mr. Ramsay, and for a period of 12 months for the remaining Named Executive Officers, unless the termination of employment of any such individual is attributable to a termination on change of control, in which case the non-solicitation and non-competition period will be 24 months. The employment agreements specifically provide for immediate injunctive or equitable relief in the event that the Named Executive Officers breach the provisions related to non-solicitation or non-competition. In the event that any of the Named Executive Officers are terminated for cause, such individuals will not be entitled to receive any of the payments outlined above. In the event that any of the Named Executive Officers voluntarily terminate his or her employment for any reason other than following an event which is deemed to amount to constructive dismissal or, in respect of Mr. Ramsay, in the event of a change of control, such individual is obligated to provide 90 days prior written notice to the Corporation, upon receipt of which the Corporation may require such Named Executive Officer to continue to perform his or her duties for the remainder of the notice period, or advise such Named Executive Officer that his or her services are no longer required and pay such individual the salary, benefits and any other amounts earned under any bonus or incentive plan to the date of termination specified in the notice, or for the minimum period of payment in lieu of notice under applicable law, whichever is shorter.

Directors' Compensation

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Corporation, in Canadian dollars, to the following individuals who were directors of the Corporation for the most recently completed financial year, excluding Douglas R. Ramsay, who is a Named Executive Officer of the Corporation and whose compensation is disclosed under the headings "Summary Compensation Table", "Outstanding Share-based Awards and Option-based Awards" and "Incentive Plan Awards – Value Vested or Earned During the Year".

Name	Fees Earned[1] ($)	Share-based awards[2] ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Ronald P. Mathison	48,000	100,000	-	-	-	-	148,000
Fernando Aguilar	8,000	50,000	-	-	-	-	58,000
James S. Blair	27,250	50,000	-	-	-	-	77,250
Gregory S. Fletcher	40,500	50,000	-	-	-	-	90,500
Martin A. Lambert	28,500	50,000	-	-	-	-	78,500
R.T. (Tim) Swinton	35,500	50,000	-	-	-	-	85,500

Notes:

(1) A breakdown of the aggregate fees earned by each director is presented in the narrative discussion and table appearing below.

(2) The grant date fair value of the deferred share units ("DSUs") comprising this share-based award was calculated by multiplying the number of DSUs held by the director by $10.00, which was closing price of the Corporation's common shares on the TSX on December 3, 2008, the grant date of such DSUs.

Narrative Discussion

During 2008, each director other than the Douglas R. Ramsay, the President and Chief Executive Officer, and Fernando Aguilar, who was appointed to the board of directors on May 12, 2008, was paid an annual retainer of $10,000. For each meeting of the board, a fee of $1,500 was paid to each director who attended in person, by telephone or by videoconference. For each meeting of a committee of the board (other than the Audit Committee), a fee of $1,500 was paid to each committee member who attended in person, by telephone or by videoconference. Committee chairs (other than the Audit Committee chair) received a supplemental fee of $5,000 per annum. For each meeting of the Audit Committee, a fee of $2,500 was paid to each committee member who attended in person, by telephone or by videoconference. The chair of the Audit Committee received an annual retainer of $10,000. All such payments are made to directors on a quarterly basis. The President and Chief Executive Officer did not receive any compensation for serving as a director.

Commencing July 1, 2004, the Chairman was entitled to a supplemental fee of $10,000 per month to compensate the Chairman for his time commitment and efforts on behalf of the Corporation in the development of the Corporation's strategic plan and in respect of his role in significant management decisions and the attendance at regular meetings of senior management of the Corporation. Commencing the third quarter of 2007, Mr. Mathison waived his entitlement to this fee in response to weakened industry conditions, which the board of directors reinstated effective November 1, 2008.

Effective October 15, 2004, the board of directors established a deferred share unit plan (the "DSU Plan") for directors. The DSU Plan provides that the board may grant DSUs to certain designated non-management directors. DSUs expire not later than three years from the end of the year in which the DSUs were granted and vest at the times specified by the board of directors at the time of grant. Each DSU represents the right to receive a cash payment equal to the market price of the common shares on the TSX at the time of exercise (the "Market Price"), which time will be determined by the holder of the DSUs, subject to certain conditions. The Corporation has the option of instructing an independent broker to acquire common shares on the open market on behalf of the participant equal to the number obtained by dividing the amount of cash otherwise payable by the Market Price. The DSUs expire at a date determined by the board, and if a participant ceases to be a director of the Corporation or a designated affiliate for any reason, that participant's unvested DSUs shall terminate and be forfeited and the participant may redeem any vested DSUs until the earlier of: (i) 90 days from the date the participant ceased to be a

director (180 days in the case of cessation by reason of death or permanent disability); or (ii) the expiry date set forth in the document granting the DSUs. The Corporation's directors are not eligible to receive options under the Option Plan.

During 2008, the Corporation granted 5,000 DSUs to each of Fernando Aguilar, James S. Blair, Gregory S. Fletcher, Martin A. Lambert and R.T. (Tim) Swinton, and 10,000 DSUs to Ronald P. Mathison, all of which vest on November 30, 2009 and expire on January 31, 2010. The Corporation also granted 3,191 DSUs to Mr. Aguilar on October 9, 2008, which were exercised on December 3, 2008 as set forth below.

The following table further itemizes the compensation paid to each non-employee director during 2008.

Name	Board Retainer $	Committee Chair Fee $	Board Meeting Fee $	Committee Meeting Fee $	Total Fees Paid $	DSUs Granted #
Ronald P. Mathison(1)	30,000	-	6,000	12,000	48,000	10,000
Fernando Aguilar(2)	5,000	-	3,000	-	8,000	5,000
James S. Blair	10,000	3,750	6,000	7,500	27,250	5,000
Gregory S. Fletcher	10,000	10,000	6,000	14,500	40,500	5,000
Martin Lambert	10,000	5,000	6,000	7,500	28,500	5,000
R.T. (Tim) Swinton	10,000	5,000	6,000	14,500	35,500	5,000

Notes:

(1) Board retainer includes additional retainer as Chairman for the months of November and December of 2008.
(2) Mr. Aguilar joined the board of directors on May 12, 2008.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth for each director, other than a director that is a Named Executive Officer, all option-based and share-based awards outstanding at December 31, 2008.

	Option-based Awards				Share-based Awards	
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(1) ($)
Ronald P. Mathison	-	-	-	-	10,000	87,000
Fernando Aguilar	-	-	-	-	5,000	43,500
James S. Blair	-	-	-	-	5,000	43,500
Gregory S. Fletcher	-	-	-	-	5,000	43,500
Martin A. Lambert	-	-	-	-	5,000	43,500
R.T. (Tim) Swinton	-	-	-	-	5,000	43,500

Note:

(1) The market or payout value of share-based awards that have not vested during the year is a theoretical-expected value which has been calculated by multiplying the number of unvested DSUs by $8.70, which was the closing price on the TSX for the Corporation's common shares on December 31, 2008. The realized values of such DSUs will only be determined when the incentive is paid to each director.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth for each director, other than a director that is a Named Executive Officer, the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the financial year ending December 31, 2008.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ronald P. Mathison	-	54,450	-
Fernando Aguilar	-	34,749	-
James S. Blair	-	54,450	-
Gregory S. Fletcher	-	54,450	-
Martin A. Lambert	-	54,450	-
R.T. (Tim) Swinton	-	54,450	-

Note:

(1) The value vested during the year for share-based awards has been calculated by multiplying the number of DSUs vested during the year by $10.89, which was the weighted average trading price on the TSX of the Corporation's common shares for the five trading day period preceding the exercise date of December 3, 2008. The DSUs which vested in 2008 were granted on December 12, 2007, other than the DSUs granted to Mr. Aguilar, which were granted on October 9, 2008.

Stock Option Plan

The Option Plan was approved by the shareholders of the Corporation at the annual meeting of shareholders held on May 12, 2008. The maximum number of common shares that may be issued under the Option Plan is fixed at 10% of the number of issued and outstanding shares of the Corporation. The Option Plan provides that the board of directors may grant options to purchase common shares to officers, employees and consultants of the Corporation and its subsidiaries. In granting an option, the board must fix the number of common shares, exercise price, vesting provisions and expiry date (which shall be no later than ten years from the date of grant). The current practice of the board in granting options is to provide for vesting over a four year period, commencing on the first anniversary date of the grant. The exercise price of a stock option shall be no less than the weighted average trading price of the common shares on the Toronto Stock Exchange ("TSX") for the five trading days immediately preceding the date of the grant of the option. The Option Plan prohibits the Corporation from providing financial assistance to a participant to pay the exercise price for any optioned shares. The Option Plan also provides for the acceleration of vesting of options upon the occurrence of any one of a number of specified events that constitute a change of control of the Corporation.

The maximum number of shares that may be issued under the Option Plan and any other share compensation arrangements of the Corporation is limited to 5% of the total number of outstanding common shares in the case of any one person, and 10% in the case of insiders as a group. Additionally, the Option Plan limits the number of common shares that may be issued within a one-year period to insiders under the Option Plan and any other share compensation arrangements of the Corporation to 10% of the issued and outstanding common shares of the Corporation. Options are not assignable and cannot be converted into share appreciation rights. Options terminate (i) on the earlier of their expiration or 90 days after a participant ceases to be an officer or employee for any reason other than for cause, death, permanent disability or retirement; (ii) on the date of termination for cause; and (iii) on the earlier of their expiration or 12 months after the date of death, permanent disability or retirement.

As at March 31, 2009, 882,103 options have been exercised and 2,807,878 remain outstanding (approximately 7.44% of the currently outstanding common shares). Options that expire during or within ten business days of a black-out period imposed by the Corporation are automatically extended to 5:00 p.m. on the tenth business day after the last day of such black-out period.

The Option Plan includes a "cashless" exercise feature whereby a participant may elect to sell all or any portion of the common shares underlying an option in order to satisfy the exercise price payable in connection with such option exercise. To exercise this right, a participant must deliver a written notification to the Corporation identifying the number of shares in respect of which the option is being exercised and providing instructions to deliver a share certificate in respect of such shares to a broker selected by the participant in exchange for the payment of the exercise price by such broker, on behalf of the participant.

The Option Plan specifies certain types of amendments which may, subject to regulatory approval, be made without shareholder approval, including any amendment: (i) of a "housekeeping" nature; (ii) to the vesting provisions of the Option Plan or any option thereunder; (iii) to the termination provisions of the Option Plan or any option thereunder, provided that such amendment does not entail an extension beyond the expiry date of such option; (iv) with respect to the method or manner of exercise of any option; (v) to the persons eligible to receive options, other than an amendment which would have the potential of broadening or increasing insider participation; and (vi) any other amendment that under the rules of the TSX does not require shareholder approval.

At the annual general meeting of the Corporation held on May 12, 2008, shareholders approved an increase to the number of shares reserved for issuance under the Option Plan from 7.5% to 10% of the Corporation's issued and outstanding common shares. Pursuant to the rules of the TSX, approval of the Corporation's shareholders must be obtained for all unallocated options under the Option Plan every three years.

Equity Compensation Plan Information as at December 31, 2008

Plan Category	Number of common shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of shares remaining available for future issuance under equity compensation plans (excluding outstanding options)
Equity compensation plans approved by shareholders	2,043,344	$21.69	1,730,812[(1)]
Equity compensation plans not approved by shareholders	3,224[(2)]	-	-
Total	2,046,568	$21.69	1,730,812

Notes:

(1) The number of shares available for issuance under the Option Plan is equal to 10% of the issued and outstanding common shares of the Corporation.

(2) Attributable to a share entitlement granted to Ms. Cillis in connection with her appointment as Senior Vice President, Finance and Chief Financial Officer. For more detailed information see "Executive Compensation – Summary Compensation Table – Narrative Discussion".

CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Corporation's board of directors, the members of which are elected by and are accountable to the Corporation's shareholders. The Corporation's board of directors views effective corporate governance as an essential element for the ongoing well-being of the Corporation and its shareholders. With that in mind, the board of directors reviews the Corporation's corporate governance practices on an ongoing basis to ensure that they provide for effective stewardship of the Corporation.

The following disclosure of the Corporation's corporate governance practices is presented pursuant to the requirements of National Instrument 58-101 – *Disclosure of Corporate Governance Practices* ("NI 58-101").

Board of Directors

Independence

The board of directors has reviewed the status of each director to determine whether such director is "independent" as defined in NI 58-101. This review included the completion of self-assessment questionnaires by each of the directors and a detailed review of such questionnaires by the Corporation and its legal counsel. As a result of such review, and after consideration of all business, charitable, family and other relationships among the directors and the Corporation, the board has determined that all of the directors, other than Douglas R. Ramsay, the President and Chief Executive Officer of the Corporation, are independent within the meaning of NI 58-101.

Board Meetings and Attendance Record

The board of directors generally meets four times a year and additionally during the year as the need arises. The frequency and length of meetings and the nature of agenda items depend upon the circumstances. Meetings are detailed and well attended, and are conducted in an atmosphere that encourages participation and independence. In order to promote candid discussion among the independent directors, an in-camera session is held at every board meeting, from which Douglas R. Ramsay, the only non-independent director, and any management invitees in attendance are excused. Information regarding the number of board and committee meetings held in 2008 and the attendance at such meetings is provided under the heading "Business of the Meeting – Election of Directors".

Other Directorships

Information in respect of other directorships of reporting issuers held by directors of the Corporation is provided under the heading "Business of the Meeting – Election of Directors". No members of the Corporation's board of directors serve together on the board of another reporting issuer.

Chairman

The Chairman of the board, Ronald P. Mathison, is an independent director. Mr. Mathison's responsibilities as Chairman of the board include ensuring that the board of directors functions effectively and independently of management and that it meets its responsibilities as set out in its mandate.

Board Mandate

The mandate of the board of directors sets out the board's purpose, organization, duties and responsibilities. A copy of the mandate is attached to this Circular as Appendix A.

Position Descriptions

The board of directors has developed written position descriptions for the Chairman of the board of directors as well as the chair of each board committee. The board has also developed a written position description for the Chief Executive Officer.

Orientation and Continuing Education

All directors are provided with a director's manual, which includes a copy of all board and committee mandates and policies, the Corporation's by-laws, a reference manual of pertinent corporate information and other reference materials, and are introduced to senior management and the other directors. New directors are also given a presentation on the Corporation and its position in the oilfield services sector by the Corporation's President and Chief Executive Officer, and all directors are afforded opportunities to supplement their knowledge of the technical and operating aspects of the Corporation's business through trips to the field to witness the Corporation's operations firsthand and are provided direct exposure to the Corporation's management and operations personnel. The Corporation's board of directors is comprised of individuals with significant experience as directors of public and private corporations who understand the role of a board of directors and its committees, as well as the contributions

that individual directors are expected to make. Notwithstanding this experience, the Corporation supports the continuing education of its directors through attendance at relevant external education programs and seminars which may be deemed by any of the directors as being beneficial for the maintenance or enhancement of their skills and abilities. During 2008, each of Fernando Aguilar and Gregory S. Fletcher completed the Director Education Program developed by the Institute of Corporate Directors and the Rotman School of Management in conjunction with the Haskayne School of Business. The orientation and education process is reviewed on an annual basis and will be revised accordingly as circumstances warrant.

Ethical Business Conduct

The Corporation has a written code of business conduct and ethics for its directors, officers and employees. A copy of the code of business conduct and ethics may be found on SEDAR at www.sedar.com. The board has delegated to senior management the responsibility for monitoring compliance with the code of business conduct and ethics. To the knowledge of the board, there have been no departures from the code that would necessitate the filing of a material change report.

The board of directors is of the view that a culture of strong corporate governance and ethical business conduct must be endorsed by the board and the Corporation's executive officers. The Corporation's code of business conduct and ethics addresses many areas of business conduct and provides a procedure for employees to raise concerns or questions regarding the conduct of the Corporation's directors, officers and employees.

The code of business conduct and ethics also obligates directors, officers, employees and contractors to promote high standards of ethical conduct that prohibit and eliminate the occurrence and appearance of conflicts between the best interests of the Corporation and the private or personal interests of any director, officer, employee or consultant. Any potential conflict of interest must be immediately disclosed to the President and Chief Executive Officer and the Chair of the Corporate Governance and Nominating Committee, who are charged with the authority to make any required determinations in respect of such potential conflict of interest.

Nomination of Directors

The Corporate Governance and Nominating Committee is responsible for proposing director nominees to the board of directors and annually reviews both the size and the composition of the board to ensure that the board is populated with an appropriate number of directors who collectively possess the competencies identified by the Committee as being critical to the effectiveness of the board as a whole.

The Corporate Governance and Nominating Committee consists of two members, each of whom is independent. The charter of the Corporate Governance and Nominating Committee sets out, among other things, the following duties and responsibilities:

- consider the membership needs of the board and its committees and make recommendations with a view to fulfilling such needs;

- review the composition of the board and its committees and make recommendations to the board designed to ensure that appropriate numbers of directors sit on the board and its committees and that the directors collectively have the competencies and skills that the board considers to be necessary for the board as a whole to possess; and

- following consultation with the Chairman of the board, identify, evaluate and make recommendations to the board regarding appropriate committees of the board to be established, the charter for each committee, and the chair of each committee.

Compensation

The Compensation Committee, and the board of directors upon receiving the recommendations of the Compensation Committee, is responsible for reviewing the overall compensation strategy of the Corporation.

The Compensation Committee consists of three members, each of whom is independent. The charter of the Compensation Committee sets out, among other things, the following duties and responsibilities:

- review annually and recommend for approval to the board of directors the compensation policies and guidelines for the Corporation, together with the Corporation's corporate goals and objectives relevant to compensation;
- review annually and recommend for approval to the board of directors the salaries and compensation of the Corporation's officers;
- conduct annually and report to the board of directors the results of performance appraisals of the Chief Executive Officer and other officers as appropriate;
- review and recommend for approval to the board of directors grants of stock options or other equity-based compensation;
- review annually the Corporation's employee incentive plans, benefit plans and bonus plans, and review and recommend for approval to the board of directors any amendments thereto;
- review management's reports to the Compensation Committee on human resource issues;
- review annually and recommend for approval to the board of directors the executive compensation disclosure of the Corporation in its management information circular;
- review and assist, where appropriate, in management succession planning and professional development planning for the officers of the Corporation;
- review annually and recommend for approval to the board of directors the compensation arrangements for the directors of the Corporation, the Chairman of the board of directors and the chair and members of each committee of the board of directors; and
- review and approve any management contracts, change of control agreements, indemnity agreements and significant consulting contracts.

The Compensation Committee has the authority to retain consultants, including compensation consultants or advisors, as the Committee may determine necessary or advisable to carry out its responsibilities.

Board Committees

The Corporation's board of directors has four standing committees: the Audit Committee, the Corporate Governance and Nominating Committee, the Compensation Committee and the Health, Safety and Environment Committee. Details in respect of the Corporate Governance and Nominating Committee and the Compensation Committee are provided above. The information about the Audit Committee required by National Instrument 52-110 – *Audit Committees* is disclosed in the Corporation's annual information form and a copy of the Audit Committee mandate is attached as Appendix A to the Corporation's annual information form filed on SEDAR at www.sedar.com.

The Health, Safety and Environment Committee is responsible for monitoring the health, safety and environment practices, procedures and performance of the Corporation and its subsidiaries and for monitoring compliance with applicable legislation and conformity with industry standards. The Committee is also responsible

for reviewing management reports and, when appropriate, making recommendations to the board of directors on the Corporation's policies and procedures related to health, safety and the environment. The Health, Safety and Environment Committee consists of three members, two of whom, including the chair, are independent.

Assessments

The board of directors, its committees and individual directors are formally assessed at least annually with respect to effectiveness and overall contribution. This assessment is conducted by the Corporate Governance and Nominating Committee through questionnaires which facilitate a comprehensive peer review. The responses to such questionnaires are summarized by outside counsel in order to preserve the confidentiality of the process and ensure that meaningful feedback is provided, and reviewed and assessed by the Corporate Governance and Nominating Committee which in turn presents the results to the board of directors.

FEEDBACK FROM STAKEHOLDERS

The board of directors has assigned to the Chairman of the board, the President and Chief Executive Officer, and the chair of the Corporate Governance and Nominating Committee the responsibility for bringing to the attention of the board any feedback received by them from shareholders and other stakeholders of the Corporation. Shareholders and other stakeholders may provide such feedback by email to Ronald P. Mathison, the Chairman of the board, at rmathison@matcocap.com, to Douglas R. Ramsay, the President and Chief Executive Officer, at dramsay@calfrac.com, and to Martin A. Lambert, the chair of the Corporate Governance and Nominating Committee, at mlambert@shsynfuels.com.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com.

Information regarding the business of the Corporation is provided in the Corporation's current annual information form. Financial information is provided in the Corporation's comparative financial statements and management's discussion and analysis for the year ended December 31, 2008. Shareholders may obtain copies of these documents and the Corporation's interim financial statements and additional copies of this Circular without charge by contacting the Corporate Secretary of the Corporation at 411 – 8th Avenue S. W., Calgary, Alberta, T2P 1E3 (phone: 403-266-6000; fax: 403-266-7381).

DATED March 31, 2009.

APPENDIX A

BOARD OF DIRECTORS MANDATE

The board of directors (the "Board") of Calfrac Well Services Ltd. ("Calfrac") is responsible for the stewardship of Calfrac and for overseeing the conduct of the business of Calfrac and the activities of management, who are responsible for the day-to-day conduct of the business.

Composition and Operation

The Board operates by reserving certain powers to itself and delegating certain of its authorities. The Board retains responsibility for managing its own affairs, including selecting its chair, nominating candidates for election to the Board, constituting committees of the Board, appointing the chairs of committees of the Board, and determining director compensation. Subject to the articles and by-laws of Calfrac and the *Business Corporations Act* (Alberta), the Board may constitute committees of the Board and seek the advice of, and delegate powers, duties and responsibilities to, its committees and management.

Responsibilities

The Board's primary responsibilities are to preserve and enhance long-term shareholder value and to ensure that Calfrac meets its obligations on an on-going basis and operates in a reliable and safe manner. In performing its duties, the Board should also consider the legitimate interests other stakeholders, such as employees, customers and communities, may have in Calfrac. In broad terms, the stewardship of Calfrac involves the Board in strategic planning, risk management and mitigation, senior management determination and assessment, communication planning, and internal control integrity. More specifically, the Board is responsible for

(a) to the extent feasible, satisfying itself as to the integrity of the chief executive officer ("CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization,

(b) adopting a business planning process and approving, on an annual basis, a business plan for Calfrac which takes into account, among other things, the opportunities and risks of the business,

(c) identifying the principal risks of Calfrac's business and ensuring the implementation of appropriate systems to manage these risks,

(d) succession planning, including appointing, training and monitoring senior management,

(e) adopting a communication policy for Calfrac that includes measures for receiving feedback from stakeholders,

(f) monitoring the integrity of Calfrac's internal control and management information systems,

(g) developing Calfrac's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Calfrac, and

(h) on an individual basis, attending Board meetings, reviewing meeting materials in advance of meetings, and complying with the other expectations and responsibilities of directors of Calfrac established by the Board.

In discharging these responsibilities and the specific duties set out below, the Board will utilize and direct management of Calfrac to the extent the Board considers to be appropriate.

Specific Duties

The Board's specific duties, obligations and responsibilities fall into the following categories.

1. Legal Requirements

(a) The Board has oversight responsibility for Calfrac's satisfaction of its legal obligations and for the preparation and maintenance of Calfrac's documents and records.

(b) The Board has the statutory obligation to

(i) manage the business and affairs of Calfrac, and

(ii) act in accordance with its obligations under the *Business Corporations Act* (Alberta) and the regulations thereunder, Calfrac's articles and by-laws, and other relevant legislation and regulations,

and each director of Calfrac in exercising the director's powers and discharging the director's duties has the statutory obligation to

(iii) act honestly and in good faith with a view to the best interests of Calfrac, and

(iv) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

(c) The Board has the statutory obligation to consider the following matters as a board of directors and may not delegate to management or to a committee of the Board any authority with respect to these matters:

(i) submit to the shareholders any question or matter requiring the approval of the shareholders,

(ii) fill a vacancy among the directors or in the office of auditor,

(iii) issue securities except in the manner and on the terms authorized by the Board,

(iv) declare dividends,

(v) purchase, redeem or otherwise acquire shares issued by Calfrac, except in the manner and on the terms authorized by the Board,

(vi) pay a commission to any person in consideration of the person's purchasing or agreeing to purchase shares of Calfrac from Calfrac or from any other person, or procuring or agreeing to procure purchasers for shares of Calfrac,

(vii) approve any management proxy circular relating to a solicitation of proxies by or on behalf of the management of Calfrac,

(viii) approve any take-over bid circular or directors' circular,

(ix) approve any annual financial statements of Calfrac, or

(x) adopt, amend or repeal by-laws.

2. *Independence*

The Board is responsible for implementing appropriate structures and procedures to permit the Board to function independently of management.

3. *Strategic Planning*

The Board is responsible for ensuring that there are long-term goals and a strategic planning process in place for Calfrac and participating with management directly or through its committees in approving the strategic plans by which Calfrac proposes to achieve its goals.

4. *Risk Management*

The Board is responsible for understanding the principal risks of the business in which Calfrac is engaged, achieving a proper balance between risks incurred and the potential return to shareholders, and confirming that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of Calfrac.

5. *Appointment, Training and Monitoring of Senior Management*

The Board is responsible for

(a) appointing the CEO of Calfrac, monitoring and assessing the CEO's performance, determining the CEO's compensation, and providing advice and counsel to the CEO in the execution of the CEO's duties,

(b) approving the appointment and remuneration of all other officers of Calfrac, and

(c) confirming that adequate provision has been made for the training and development of management and for the orderly succession of management.

6. *Reporting and Communication*

The Board is responsible for

(a) verifying that Calfrac has in place policies and programs to enable Calfrac to communicate effectively with its shareholders, other stakeholders and the public generally,

(b) verifying that the financial performance of Calfrac is adequately reported to shareholders, other security holders, regulators and the public on a timely and regular basis,

(c) verifying that Calfrac's financial results are prepared and reported fairly and in accordance with generally accepted accounting principles,

(d) verifying the timely reporting of any other developments that have a material effect on Calfrac, and

(e) reporting annually to shareholders on the Board's stewardship of the affairs of Calfrac for the preceding year.

The Board has assigned to the chair of the Board, the CEO, and the chair of the Corporate Governance and Nominating Committee responsibility for bringing to the attention of the Board feedback received by them from shareholders and other stakeholders of Calfrac. To encourage and facilitate such feedback, instructions for contacting these individuals will be disclosed annually in Calfrac's management information circular and will be posted on Calfrac's web site.

7. *Monitoring and Acting*

The Board is responsible for

(a) verifying that Calfrac operates at all times within applicable laws and regulations to the highest ethical standards,

(b) approving and monitoring compliance with the significant policies and procedures by which Calfrac is operated,

(c) verifying that Calfrac sets high environmental standards in its operations and is in compliance with environmental laws and regulations,

(d) verifying that Calfrac has in place appropriate programs and policies for the health and safety of its employees in the workplace,

(e) monitoring Calfrac's progress toward its goals and objectives and revising and altering its direction through management in response to changing circumstances,

(f) taking action when Calfrac's performance falls short of its goals and objectives or when other special circumstances warrant,

(g) verifying that Calfrac has implemented adequate information systems, disclosure controls and procedures, and internal control over financial reporting,

(h) ensuring that the Board receives from senior management on a timely basis the information and input required to enable the Board to effectively perform its duties,

(i) adopting a written code of business conduct and ethics and monitoring compliance with the code, and

(j) conducting and acting upon annual assessments and evaluations of the Board, committees of the Board and individual directors.

8. *Other*

The Board may exercise or delegate any other powers consistent with this mandate, Calfrac's articles and by-laws, and any governing laws, as the Board deems necessary or appropriate. The powers of the Board may be exercised by a resolution passed at a meeting of the Board at which a quorum is present or by a resolution in writing signed by all of the directors entitled to vote on that resolution at a meeting of the Board. If there is a vacancy in the Board, the remaining directors may exercise all the powers of the Board so long as a quorum remains in office.

82-34909

CALFRAC WELL SERVICES

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

RECEIVED
2009 APR 28 A 10: 07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Security Class

Holder Account Number

Fold

Form of Proxy - Annual Meeting to be held on May 12, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 5:00 p.m., Eastern Daylight Time, on Friday, May 8, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click "Enroll for e-delivery" under the Shareholder Services menu.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

04MA09080.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of Calfrac Well Services Ltd. (the "Corporation") hereby appoint: Douglas R. Ramsay or, failing him, Gordon A. Dibb

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of **Calfrac Well Services Ltd.** to be held at Calgary Petroleum Club, 319 - 5th Avenue, Calgary, Alberta on May 12, 2009 at 3:30 p.m. MDT and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Fernando Aguilar	☐	☐	02. James S. Blair	☐	☐	03. Gregory S. Fletcher	☐	☐
04. Martin A. Lambert	☐	☐	05. Ronald P. Mathison	☐	☐	06. Douglas R. Ramsay	☐	☐
07. R.T. (Tim) Swinton	☐	☐						

Fold

2. Appointment of Auditors

For ☐ Withhold ☐

To appoint PricewaterhouseCoopers LLP as Auditors at a remuneration to be fixed by the Board of Directors. Directors and management recommend shareholders vote for the appointment of PricewaterhouseCoopers LLP.

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.